UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

  Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

On September 2, 2024, the board of directors of TC Biopharm (Holdings) PLC (the “Company”) agreed to (a) grant a one time bonus of $125,000 to each of Bryan Kobel and Martin Thorp, the chief executive officer and chief financial officer of the Company, respectively, payable in the next routine payroll, (b) increase the compensation for Arlene Morris, the Chairwoman of the Board and Chair of the Compensation Committee, to $75,000 per year, effective during the quarter ended September 30, 2024 and (c) increase the compensation for James Culverwell, the Chairman of the Audit Committee, to $65,000 per year, effective during the quarter ended September 30, 2024.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer
Date: October 11, 2024

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